Messerli & Kramer P.A.
150 South Fifth Street, Suite 1800
Minneapolis, Minnesota 55402
December 15, 2006

Russell Mancuso, Branch Chief U.S. Securities and Exchange Commission Mail Stop 60-10 100 F Street N.E. Washington, D.C. 20549	VIA EDGAR

Re:	Uroplasty, Inc.
Amendment No. 3 to Form S-3 Registration Statement
File No. 333-128313
Dear Mr. Mancuso:
On behalf of Uroplasty, Inc. (the “Company”), we supplementally submit this letter in connection with the filing by the Company of Amendment No. 3 to Form S-3 Registration Statement and in response to your letter dated December 14, 2006. For your convenience, we have repeated and numbered the comments from the December 14, 2006 letter in bold print, and the Company’s responses are provided below each comment.
1. Please mark the changes in your document as required by Rule 472 and Regulation S-T Item 310.
The Company acknowledges the staff’s comment. The Company also advises the staff that Amendment No. 2 converted the document to a Form S-3 from a Form SB-2 and updated various disclosures from Amendment No. 1. As a result, almost every page in the document changed. When “edgarizing” Amendment No. 2, the Company’s printer inadvertently failed to mark the changes as required by Regulation S-T Item 310.
Selling Shareholders, page 18
2. We note your response to prior comment 1 from our letter dated March 9, 2006 and reissue that comment in part:
•	Please provide the information required by Item 507 for the shareholders whose shares are reflected in the “All other holders” row of the Selling Shareholders table. Please note that the telephone interpretation to which your response letter dated December 5, 2006 refers relates to changes in the selling shareholders that occur after effectiveness of the registration. See Section V.B.1.b.i.(c) of Release 33-8591 (July 19, 2005).

Russell Mancuso
December 15, 2006

In response to the staff’s comment, the Company has deleted the “All other holders” row in the selling shareholder table, and has revised the disclosure on the cover page and in the Summary to reflect the reduction in the total number of shares that can be sold pursuant to the prospectus.
•	Please tell us how you have ensured the accuracy of your disclosure that Turn of the Tide LP is the only broker-dealer or broker-dealer affiliate in your list of selling shareholders.
The Company advises that the accuracy of the disclosure is based on a combination of selling shareholder questionnaires and actual followup telephone inquiries, asking, among other things, whether the selling shareholder is a broker-dealer or an affiliate of a broker-dealer. Other than Turn of the Tide LP, all of the selling shareholders listed in the table provided negative responses.
* * * * *
Please note that the Company has requested acceleration of the effectiveness of the Registration Statement to December 19, 2006 at 10:00 a.m. Eastern time, or as soon thereafter as is practicable. Thank you in advance for your assistance with that time schedule.
If you have any questions regarding this letter, please feel free to contact me at 612-372-3706 or Andy Tataryn at 612-672-3707.
Very truly yours,
/s/ Jeffrey C. Robbins
Jeffrey C. Robbins